SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)

Brookfield Property Partners L.P.
(Name of Issuer)

Limited Partnership Units
 (Title of Class of Securities)

G16249107
 (CUSIP Number)

Christopher Mark Wilson
Future Fund Board of Guardians
Level 43, 120 Collins Street
Melbourne VIC 3000, Australia
Telephone: + 61 (03) 8656 6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

August 19, 2016
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G16249107	Page 2 of 3 Pages

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS Future Fund Board of Guardians
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,865,646
	8	SHARED VOTING POWER 4,263,260*
	9	SOLE DISPOSITIVE POWER 7,865,646
	10	SHARED DISPOSITIVE POWER 4,263,260*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,128,906*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%*
14	TYPE OF REPORTING PERSON OO
* The Reporting Person may be deemed to be a member of a “group” and, therefore, may be deemed to share beneficial ownership of 483,376,633 Units, representing approximately 69.6% of the Units outstanding. See Item 5.

EXPLANATORY NOTE
Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 2”) amends the Schedule 13D filed on November 12, 2013 (the “Original Schedule 13D”), as amended on April 8, 2014 (“Amendment No. 1”) (the Original Schedule 13D, Amendment No. 1 and this Amendment No. 2 are collectively referred to herein as the “Schedule 13D”).  This Amendment No. 2 relates to the limited partnership units (the “Units”) of Brookfield Property Partners L.P. (the “Company”), a limited partnership formed under the laws of Bermuda.
Item 4. Purpose of the Transaction

Item 4 of this Schedule 13D is hereby amended to include the following:
On August 19, 2016, BRH II Sub made a distribution in-kind to the Northern Trust Company, as custodian for the Reporting Person, of 7,865,646 Units in partial redemption of the Reporting Person’s interest in BRH II Sub.

Item 5. Interest in Securities of the Issuer
Item 5(a)-(c) of the Schedule 13D is hereby amended in its entirety as follows:
(a)-(b) All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on the 261,486,211 Units outstanding as of December 31, 2015, as reported in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 16, 2016.
As of the close of business on August 19, 2016, the Reporting Person has sole voting and investment power with respect to 7,865,646 Units, representing 3.0% of the outstanding Units.
4,263,260 Units reported herein are directly held by BRH II Sub.  As of the close of business on August 19, 2016, the Reporting Person’s indirect interest in BRH II Sub corresponds to such 4,263,260 Units, representing 1.6% of the outstanding Units.  By virtue of the ability of The Northern Trust Company, acting in its capacity as custodian for the Reporting Person under the BRH II Sub Operating Agreement, to direct voting decisions of certain Units and certain dispositions of Units, the Reporting Person may be deemed to share voting and investment power over the 4,263,260 Units held by BRH II Sub.

Additionally, by virtue of the various agreements and arrangements described in this Schedule 13D, the Reporting Person may be deemed to be a member of a “group” with Brookfield and certain of its subsidiaries (collectively, the “Other Filers”).  With respect to any Units beneficially owned by such Other Filers, the Reporting Persons may be deemed to share beneficial ownership of the 483,376,633 Units held by held by Brookfield and its affiliates (including BRH II Sub) as of July 12, 2016, representing approximately 69.6% of the outstanding Units. None of the Other Filers is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings.  To the extent that any of the Other Filers beneficially owns Units, the Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership thereof.
(c) Item 4 of this Amendment No. 2 is incorporated by reference.
3

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: August 22, 2016	FUTURE FUND BOARD OF GUARDIANS By: /s/ Steve Byrom Name: Steve Byrom Title: Authorized Signatory By: /s/ Barry Brakey Name: Barry Brakey Title: Authorized Signatory